Marriott International, Inc.	10400 Fernwood Road Dept. 52/92402
Corporate Headquarters	Bethesda, MD 20817

Carl T. Berquist Executive Vice President and Chief Financial Officer 301-380-4326 Phone 301-380-5067 Fax e-mail: carl.berquist@marriott.com

January 7, 2010

Mr. Daniel L. Gordon

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

RE: Marriott International, Inc.

Form 10-Q for the quarter ended September 11, 2009

File No. 001-13881

Dear Mr. Gordon,

On behalf of Marriott International, Inc. (“Marriott”), this responds to your letter dated December 18, 2009 and postmarked December 28, 2009 that sets forth an additional comment of the Staff of the Division of Corporation Finance on our filing referenced above. Thank you again for informing us by telephone that we could take additional time to respond, given the delayed distribution of your letter and our holiday travel schedules. The Staff’s comment is set forth below, followed by the related response. If you have further questions, we would be pleased to discuss the responses with you at your convenience.

Comment #1:

We note your response to comment #2 regarding the $43 million provision for loan losses. Notwithstanding the frequency with which you make loans to property owners, it appears that this provision represents an operating charge and should be reclassified as such. Please confirm to us that you will reclassify the $43 million charge to the operating section of your consolidated statements of income in all future filings.

Response to Comment #1:

In future filings, we will reclassify to the operating section of our consolidated statements of income both (1) the $43 million provision for loan losses related to loans made to certain hotel property owners; and (2) other provisions for loan losses presented in prior periods related to loans made in the normal course of our operations.

Mr. Daniel L. Gordon

January 7, 2010

Furthermore, in order to maintain consistency with the change in classification of the provision for loan losses, we will reclassify $5 million and $20 million in interest income for the twelve and thirty-six week periods ended September 11, 2009, respectively, as well as interest income for all comparative periods, to the “Owned, leased, corporate housing and other revenue” caption in the operating section of our consolidated statements of income, and we will disclose the related amounts in the notes to our consolidated financial statements. The interest income primarily relates to lending activity to hotel property owners and joint ventures, and to other corporate lending activities. In accordance with Regulation S-X 5-03(b)7, we will continue to monitor interest income activity to ensure that any material dividends or interest income solely related to securities will be properly classified in the non-operating section of our consolidated statements of income.

As you requested, we acknowledge that (1) Marriott is responsible for the adequacy and accuracy of the disclosures in our filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to Marriott’s filings; and (3) Marriott may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We hope you find that this response answers the Staff’s questions, but please contact Carl Berquist, Executive Vice President and Chief Financial Officer, at (301) 380-4326 if you have any further questions or would like to discuss our response.

Sincerely,

/s/ Carl T. Berquist
Carl T. Berquist
Executive Vice President and Chief Financial Officer